Tel Aviv, October 7, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 5
Filed August 24, 2010
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated September 13, 2010, relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated September 13, 2010, have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 6 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

General

1.
Please revise your cover page to disclose that the funds will be held in escrow and discuss the circumstances under which they can be released from the escrow. Please file the escrow agreement as an exhibit to the registration statement.

In response to the Staff's comment, the Company has revised the cover page of the Registration Statement to disclose that funds will be held in escrow until the closing of the offering and the actual issuance of the securities offered or its termination. The Company advised the Staff that it is not customary in Israel to enter into an escrow agreement with the offering coordinator as escrow arrangements are mandated by the Israeli Securities Law which requires that the funds be held in a separate trust account with a banking institution and prudently invested so as to maintain the value of such funds, until such time as the offeror has fulfilled its obligations to the investors, including the issuance of the securities offered in this offering.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 7, 2010

2.	Please note we may have further comments based on your price range. Please provide your range as soon as practicable. We are willing to review this information supplementally.

In response to the Staff's comment, the Company respectfully requests that the Staff reconsider its position that a price range should be included in the Registration Statement for the following main reasons:

(i)
The prospectus will include meaningful price information to the potential investors. The prospectus will include the minimum price of the offering (basically establishing the low end of the range) and the most recent closing price on Tel Aviv Stock Exchange (which provides a better indication than any estimate of management). In addition, during the time of the auction, when bids can actually be placed, real time price information will be publicly available based on trades on Tel Aviv Stock Exchange (such information is available on line on the Web). The Company believes that having a static range while the stock is tradable on an established exchange is problematic and does not add any meaningful indication to the potential investors.

(ii)
While in the United States, the range in an IPO is established by the underwriters following discussions with the company (basically setting the target in a discretionary book building system), in an Israeli auction, the price is established by a nondiscretionary system of the auction, making it harder for management to provide a bone fide estimate of the high end of the range.

(iii)	Having a range may lead potential investors to over bid which may lead to a negative reaction of the market post offering.

The Company has also noted that Item 501 of Regulation S-K requires only non-reporting companies to include a range on the cover page of the preliminary prospectus. As previously indicated, the Company has approached the Israeli Securities Authority to confirm that the inclusion of a range (which is not customary in Israel) does not contradict the Israeli regulations that prohibit having a maximum price in offerings in Israel. The issue is still under the review of the Israeli Securities Authority.

Plan of Distribution, page 73

3.
We note your response to comment 5 states that potential investors can withdraw or amend their bids during the period in which the authorized entities collect bids. This response contradicts your statements on page 73:

—	Each bidder may submit up to three cumulative and irrevocable bids; and

—	By submitting a bid, an investor irrevocably undertakes to purchase and pay for the units.

The Company has revised the Registration Statement to clarify at what point bids become irrevocable.

4.	Please revise to clarify that the bids are revocable while the authorized entities are collecting the bids and clarify at what point they become irrevocable.

The Company has revised the Registration Statement to clarify at what point bids become irrevocable.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
October 7, 2010

5.
We note that you have stated that the warrants will be listed on the TASE and disclosed the proposed TASE symbols. Have the warrants already been approved for listing? If not, please let us know the status of your application for listing? If the listing is conditioned on the issuance of warrants, please clarify.

On October 28, 2009, the Company published a shelf prospectus in Israel after receiving a preliminary approval of the Tel Aviv Stock Exchange for all the securities specified in said shelf prospectus. The actual offer of securities will be affected in Israel through a shelf report and based on the shelf prospectus. Prior to the filing by the Company in Israel of the shelf report, the Company shall file such report for the review of the Tel Aviv Stock Exchange together with a listing application for the securities specified in the shelf report. The Company has had initial discussions with the Tel Aviv Stock Exchange; however, at this point the Company has not officially submitted a shelf report and a listing application to the Tel Aviv Stock Exchange. The Company will file in due course the shelf report and a listing application with the Tel Aviv Stock Exchange and expects expedited review process by the exchange in light of the fact that the offering in Israel is pursuant to a shelf prospectus following the receipt of the preliminary approval. As required by applicable rules in Israel, the Company shall not initiate the process during of which authorized entities can collect bids before the receipt of the listing approval.

* * * * *

In addition, please find attached for the Staff's review the form of the legality opinion the Company intends to file as Exhibit 5.1 to the Registration Statement.

* * * * *

Please further note that Mr. Uri Danon is the current Chief Executive Officer of the Company.

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.

[FORM OF GKH OPINION]

October [__], 2010

BioCancell Therapeutics Inc.
Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775

Re:      Registration Statement on Form S-1, Registration No. 333-162088

Ladies and Gentlemen:

This opinion is furnished to you in connection with a registration statement on Form S-1 (the “Registration Statement”), initially filed on September 24, 2009, and as may be amended, with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for the registration of units of BioCancell Therapeutics Inc., a Delaware corporation (the “Company”), consisting of [___] shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), [___] Series 3 warrants, [___] Series 4 warrants (collectively, the “Warrants”) and the shares of Common Stock underlying the Warrants (the “Warrant Shares”), up to [___] units (the “Units”).

This opinion is being furnished pursuant to the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the prospectus forming a part thereof (the “Prospectus”), other than as expressly stated herein.

In rendering the opinions set forth herein, we have examined and relied upon such documents, records, certificates and instruments as we have deemed necessary.  In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties and that each of the documents will be, or has been, entered into or filed or adopted as appropriate. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and of public officials.

Our opinions set forth herein are limited to the Delaware General Corporation Law (which includes reported judicial decisions interpreting the Delaware General Corporation Law).

Based upon and subject to the foregoing, we are of the opinion that:

1.
The issuance and sale of the Shares and the Warrants have been duly authorized and, upon delivery against payment therefor, will be validly issued and, in the case of the Shares, fully paid and nonassessable.

2.
The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrants, and the Warrant Shares, when issued by the Company upon exercise of the Warrants in accordance with the terms thereof, will be validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also hereby consent to the reference to our firm under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.

Very truly yours,

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.